FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                        For the month of November 2003

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                             Waterford Wedgwood plc
                    ("Waterford Wedgwood" or the "Company")

                     Subordinated Bond successfully priced


Waterford Wedgwood announces that its offering of subordinated bonds in the principal amount of EUR166.0 million due 2010 has been successfully priced at a coupon of 9 7/8%, in line with expectations.

The offering of the subordinated bonds (issued at 99.381%), which was oversubscribed, is currently expected to close on 1 December, 2003.

Waterford Wedgwood has also completed agreements amending and restating its revolving credit facilities, certain of its other senior debt facilities, and its Private Placement Notes. These arrangements, together with the previously announced conditional Rights Issue, add to the Group's liquidity, extend the maturity of its indebtedness, and further solidify its long-term capital structure.

Redmond O'Donoghue, Waterford Wedgwood Chief Executive Officer, commented:

"We are pleased at the completion of our bond, which was over-subscribed. The successful completion of this offering, combined with our fully underwritten rights issue and our new, reduced senior debt structure, sets a solid foundation for Waterford Wedgwood's future growth."

                                                               27 November, 2003


Enquiries:

Waterford Wedgwood                                     Tel: +44 (0) 1782 204141
Redmond O'Donoghue, Group Chief Executive Officer
Richard Barnes, Group Finance Director

Davy Stockbrokers
Hugh McCutcheon                                        Tel: + 353 (0)1 679 6363
Eugenee Mulhern

College Hill Associates (UK/Europe)                    Tel: +44 (0) 20 7457 2020
Kate Pope

Dennehy Associates (Ireland)                           Tel: + 353 (0)1 676 4733
Michael Dennehy

Rights Issue Conditions and Timetable


Waterford Wedgwood's entrance into the various refinancing arrangements, the closing of the offering of its subordinated bonds, and the admission of its nil-paid rights to the Official Lists of the Irish Stock Exchange and of the UK Listing Authority and to trading on the respective main markets of the Irish Stock Exchange and of the London Stock Exchange, will satisfy the conditions of the 3 for 11 Rights Issue announced on 14 November, 2003. The Rights Issue is fully underwritten by Davy Stockbrokers.



The expected timetable in relation to the Rights Issue is as set out below:


Record Date for the Rights Issue                                                6.00 p.m. on 25 November, 2003

Despatch of the Rights Issue document and of the Provisional                                  1 December, 2003
Allotment Letter (to Qualifying Non-CREST Stockholders only)

Ex-Rights date (i.e. being the date from which the Existing Stock                8.00 a.m. on 2 December, 2003
Units will trade excluding the entitlement to participate in the
Rights Issue)

Dealings in the Rights Issue Units commence, nil paid                            8.00 a.m. on 2 December, 2003

Nil Paid Rights and Fully Paid Rights enabled in CREST                         8.00 a.m. on 2 December, 2003 *

Stock accounts in CREST credited with Nil Paid Rights                                         2 December, 2003

Recommended latest time for requesting withdrawal of Nil Paid Rights            4.30 p.m. on 16 December, 2003
from CREST (i.e. if your Nil Paid Rights are in CREST and you wish to convert them to certificated form)

Latest time for depositing renounced Provisional Allotment Letters,             3.00 p.m. on 19 December, 2003
nil paid, in CREST or for dematerialising Nil Paid Rights into a
CREST stock account

Latest time and date for splitting Provisional Allotment Letters,               3.00 p.m. on 22 December, 2003
nil paid

Latest time and date for acceptance and payment in full                         9.30 a.m. on 24 December, 2003

Dealings in the Rights Issue Units commence, fully paid                                      29 December, 2003

Recommended latest time for requesting withdrawal of Fully Paid                   4.30 p.m. on 5 January, 2004
Rights from CREST

Latest time for depositing renounced Provisional Allotment Letters,               3.00 p.m. on 9 January, 2004
fully paid, in CREST or for dematerialising Fully Paid Rights into a
CREST stock account

Latest time and date for splitting, fully paid                                   3.00 p.m. on 12 January, 2004

Latest time and date for registration of renunciation, fully paid                3.00 p.m. on 14 January, 2004

Expected date for crediting Rights Issue Units to CREST stock                                 15 January, 2004
accounts

Expected date of despatch of definitive stock certificates in                    on or before 21 January, 2004
respect of Rights Issue Units

*or as soon as practicable after Admission has become effective


Terms defined in the Rights Issue Documentation have the same meaning in this announcement.


THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

For the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom ("FSMA"), to the extent that this press release constitutes a financial promotion in respect of the issuance of any securities of Waterford Wedgwood, any invitation or inducement to engage in any investment activity included within this press release is directed only at (i) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be made (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within the press release is available only to relevant persons and will be engaged in only with relevant persons.

For the purpose of Section 4 of the Public Offers of Securities Regulations 1995 ("POS Regs"), Waterford Wedgwood will not offer or sell any of the bonds contemplated under its new capital structure to persons in the United Kingdom, except (a) to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business; (b) in the circumstances in which such bonds qualify as "Euro-securities" and are offered in compliance with section 7(2)(s) of the POS Regs; or (c) otherwise in circumstances which have not resulted in and will not result in an offer to the public in the United Kingdom within the meaning of the POS Regs.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)

                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 27 November 2003